                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. Two)*

                        ANCHOR PACIFIC UNDERWRITERS, INC.
                                (Name of Issuer)

                          Common Stock, $.02 par value
                          (Title of Class of Securities)

                                  003 066 10 1
                                 (CUSIP Number)

                                Donald B. Putnman
                                   60 Via Hermosa
                              Orinda, California 94563
                                   (510) 254-8172
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                October 13, 1995
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement  / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 1 of 5 pages



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CUSIP No. 033 066 10 1                 13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             Donald B. Putman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    526,810 -- Mr Putnam shares voting
                                    power over such shares with Alexandra
                                    Putnam, his wife
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    526,810 -- Mr Putnam shares voting
                                    power over such shares with Alexandra
                                    Putnam, his wife

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     526,810
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------


                                                              Page 2 of 5 pages
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CUSIP NO. 033 066 10 1                 13D

     This Amendment No. Two amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 1995 as amended by Amendment No. One filed with the Securities and Exchange Commission on October 13, 1995 by Donald B. Putnam. Items 3 and 5(a) of the Schedule 13D as amended by Amendment No. One, are hereby amended in their entirety as follows to delete a reference to the sale of 6,500 shares on September 20, 1995 which sale did not occur:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     "On January 6, 1995, Mr. Putnam acquired 595,520 shares of common stock of Anchor Pacific Underwriters, Inc., a Delaware corporation ("New Anchor") pursuant to the merger (the "Merger") of Anchor Pacific Underwriters, Inc. ("Old Anchor") with and into System Industries, Inc. ("System"). Upon consummation of the Merger: (a) System was renamed "Anchor Pacific Underwriters, Inc." (as so renamed, "New Anchor"); (b) Old Anchor shareholders received common stock equal to 90% of the outstanding shares of New Anchor's common stock; (c) former shareholders of System retained 5% of the outstanding shares of New Anchor's common stock and certain creditors of System received the remaining 5% of such shares; and (d) the directors and executive officers of Old Anchor became the directors and executive officers of New Anchor. In addition, effective upon consummation of the Merger, New Anchor no longer is engaged in the computer storage management business (which was System's pre-merger/pre-bankruptcy line of business). Rather, New Anchor is engaged in the insurance brokerage and administration business (which was Old Anchor's pre-Merger line of business).

     On June 20, 1995, Mr. Putnam was granted options to purchase 25,000 shares of common stock of New Anchor at a purchase price of $1.65 per share. Such options are exercisable at any time and from time to time prior to the close of business on June 19, 2005, unless sooner terminated in accordance with their terms.

     On August 22, 1995, the reporting person, who was a former shareholder of PKW, a California corporation that was acquired by New Anchor in September 1994 in consideration for shares of New Anchor's common stock, entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with New Anchor. Pursuant to the Settlement Agreement, the number of shares of New Anchor's common stock issued to the former shareholders of PKW in connection with such acquisition was reduced by 248,710 shares. The reporting person's portion of such shares, which were returned to New Anchor for cancellation, was 123,340. The return of the above-mentioned shares to New Anchor for cancellation had the effect of decreasing the number of outstanding shares of New Anchor's common stock and the number of shares held by the reporting person.

     On September 11, 1995, Mr. Putnam acquired from New Anchor $40,000 in principal amount of 10% Convertible Subordinated Debentures (the "Debentures"), which are convertible into shares of common stock of New Anchor at the following conversion prices:


                                                               Page 3 of 5 pages
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CUSIP NO. 033 066 10 1                 13D

          (i) During the first year that the Debenture is outstanding: $1.35 per Share; and

          (ii) Thereafter: $1.65 per Share.

     In accordance with Mr. Putnam's investment objectives, Mr. Putnam anticipates that he may sell up to 152,560 shares of New Anchor's common stock over the next several months."


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     "(a) 526,810, consisting of 472,180 shares of common stock, options to purchase 25,000 shares of common stock and Debentures convertible into 29,630 shares of common stock (assuming conversion at a conversion price equal to $1.35 per share).

          14.3%"


                                                               Page 4 of 5 pages
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CUSIP No. 033 066 10 1                 13D

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 2, 1996

                                            /s/ Donald B. Putnam
Signature:                                 ----------------------------------
                                           Donald B. Putnam



                                                              Page 5 of 5 pages